Amy L. Bowler Partner Phone 303.290.1086 abowler@hollandhart.com

February 23, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street N.E.

Washington, DC 20549

Attn:	John Coleman
Michael Purcell
Daniel Morris

Re:	American Battery Technology Company
Registration Statement on Form S-3
Filed December 29, 2023
File No. 333-276329

Dear Mr. Coleman:

Set forth below are responses of American Battery Technology Company (the “Company”) to comments received from the Staff by letter dated January 18, 2024. For your convenience in reviewing, your comments are included in italics immediately followed by the Company’s response.

The Company filed a Current Report on Form 8-K that disclosed the issuance of a press release (the “December Press Release”) announcing the completion of an Initial Assessment with Engineering Economics for the Tonopah Flats Project, Esmeralda and Nye Counties, Nevada, USA” (the “December TRS”), and shortly thereafter, on January 22, 2024, the Company filed a second Current Report on Form 8-K that disclosed the issuance of a Press Release (the “January Press Release”) announcing the completion of an Updated Resource Estimate and Initial Assessment with Project Economics for the Tonopah Flats Lithium Project, Esmeralda and Nye Counties, Nevada, USA (the “January TRS”). The Form 8-K also included filed copies of the January TRS and Consent of the QP. In response to the Staff’s comments, the Company intends to file a Form 8-K including a revised technical report summary (the “Revised TRS”) that addresses the Staff’s comments as discussed herein, as well as a press release announcing the Revised TRS (the “Revised TRS Press Release”), which would include the following language:

ABTC published the TFLP Initial Assessment in December 2023 and updated it in January 2024. ABTC is publishing an Amended Updated Resource Estimate and Initial Assessment with Project Economics for the Tonopah Flats Lithium Project, Esmeralda and Nye Counties, Nevada, USA (Updated Initial Assessment), that includes the following changes from the report released on January 18, 2024. In addition to upgrading the resource classification for TFLP and increasing the deposit size, the Updated Initial Assessment provided further clarification on several items which included:

•	additional cautionary language describing the speculative nature of Inferred Mineral Resources.

•	language stating that the IA was completed with Inferred Mineral Resources only and that there is currently no economic viability without those resources.

•	line items for total tons of lithium hydroxide monohydrate (LHM) above cutoff grade and total tons of material processed in Table 19.1.

•	Removal of the quantity of mineral resources for adjacent properties that were prepared under jurisdictions that are not compliant with SK 1300.

Location 555 17th Street, Suite 3200 Denver, CO 80202-3921	Mailing Address P.O. Box 8749 Denver, CO 80201-8749	Contact p: 303.295.8000 | f: 303.295.8261 www.hollandhart.com

Holland & Hart LLP Anchorage Aspen Billings Boise Boulder Cheyenne Denver Jackson Hole Las Vegas Reno Salt Lake City Santa Fe Washington, D.C.

United States Securities and Exchange Commission Page 2

The Updated Initial Assessment maintains the Initial Assessment economic analysis and values published by the Company in December 2023, and notes that these values are conservative considering the improved updated classification of the resource in the Updated Initial Assessment. It is expected that with future updates the project economics will improve.

While the TFLP is estimated to have a significantly longer actual mine life, for purposes of the economic analysis, the Initial Assessment limits the project to a mine life of 50 years for approximately 643.2 million tons of claystone processed with an average of 3,815ppm LHM grade processed. With $781.8 million in initial capital costs, production costs of $4,636/ton of LHM, overall operating costs of $6,080/ ton of LHM produced, and average annual production of 33,000 tons of LHM, the report estimates a $9.56 billion after-tax net present value (NPV) at a 5% discount rate. This assessment is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have modifying factors applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that this economic assessment will be realized. The Initial Assessment was based solely on inferred mineral resources and, as a result, if inferred mineral resources were excluded from the economic analysis, there would be no economic viability. Subsequent to the Initial Assessment, approximately 52% of the mineral resources were upgraded to either measured or indicated.

Registration Statement on Form S-3

Incorporation By Reference

Form 8-K Filed December 21, 2023

Item 9.01 Financial Statements and Exhibits

Exhibit 99.1, page 1

1. We note that your press release includes the economic results of a technical report summary that is based solely on inferred resources. If providing an economic analysis in an initial assessment, inferred resources may be included in the economic analysis, provided the information under Item 1302(d)(4)(ii) of Regulation S-K is also provided. This is required disclosure in the initial assessment that forms part of the economic analysis, and therefore should accompany the economic results in other disclosures, such as your press release.

The information required includes a statement that the assessment is preliminary in nature, it includes inferred resources that are considered too speculative geologically to have modifying factors applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that this economic assessment will be realized; the percentage of mineral resources used in the cash flow analysis that are classified as inferred should be disclosed; and the results of the economic analysis without inferred resources should be disclosed.

The information required under Item 1302(d)(4)(ii) of Regulation S-K should be provided with equal prominence to the rest of the results, in context and format. Please revise your press release to include this information.

Please note that the January TRS and the January Press Release include inferred, measured, and indicated mineral resources and supersede the December TRS and December Press Release. As indicated above, the Revised TRS Press Release will include prominent disclosure of the information required under Item 1302(d)(4)(ii).

2. We note that your press release states that the mine life of the project is over 400 years, however the technical report summary contemplates a 50 year mine life. Please advise.

As explained in the December Press Release and the January Press Release, the Tonopah Flats Lithium Project has an estimated mine life of over 400 years; however, for purposes of the December TRS, January TRS, and the Revised TRS, the report assumes a project mine life of 50 years. In the Revised TRS Press Release, we have removed the reference to the 400-year estimated mine life.

United States Securities and Exchange Commission Page 3

Incorporation By Reference

Form 8-K/A Filed December 22, 2023

Item 9.01 Financial Statements and Exhibits

Exhibit 99.6, page 1

3. Please obtain a revised technical report summary that includes the information required under Item 1302(d)(4)(ii) of Regulation S-K. In order to satisfy the equal prominence requirement, the cautionary language and the results of the economic analysis should be presented with and without inferred resources throughout the entirety of the technical report summary, including the introduction and conclusion, along with any other required disclosure.

The Revised TRS includes the information required under Item 1302(d)(4)(ii) of Regulation S-K.

4. We note that the technical report summary contemplates the production of lithium hydroxide monohydrate (LHM), including a production capacity of 33,000 tons of lithium hydroxide monohydrate in Section 14.1 and production of 1,612k tons LHM on page on page 85; however certain tables include lithium hydroxide (LiOH), such as Table 19.1. Please advise and if necessary obtain a revised technical report summary.

Table 19-1 in the Revised TRS has been updated to include line items for total tons of LHM above cutoff grade and total tons of material processed.

5. The capital and operating costs in an initial assessment must have an accuracy of at least plus or minus 50%. Please obtain a revised technical report summary that states the accuracy of the operating and capital costs as required by Item 601(b)(96)(iii)(B)(18)(i) of Regulation S-K, or tell us where this information is located in the technical report summary.

Sections 18.1 and 18.2 of the Revised TRS have been updated to include statements regarding accuracy of at least plus or minus 50% for capital costs and operating costs.

6. We are unable to read Table 19-2 Initial Assessment Cash-Flow due to the size of the font. Please obtain a revised technical report summary that presents this table in a legible manner, for example a larger font size or multiple pages.

The font size used for table 19-2 of the Revised TRS has been increased so that the text is legible.

7. We note that the technical report includes mineral resources on adjacent properties beginning on page 91. Resources prepared under another jurisdiction cannot be substituted for SK 1300 compliant mineral resources. If necessary obtain a technical report summary that does not include quantities of mineral resources prepared under another jurisdiction that are not SK 1300 compliant.

The mineral resource quantities for adjacent properties have been removed from Section 20 (Adjacent Properties) of the Revised TRS to the extent that such quantities of mineral resources were prepared under another jurisdiction that are not compliant with SK 1300.

Please contact me (303.290.1086) or Bret Meich (775.561.0454), the Company’s General Counsel, if you should have any questions regarding the responses contained herein.

Sincerely,

/s/ Amy L. Bowler

Amy L. Bowler
Partner
of Holland & Hart llp

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